SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ESP Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

26913L 104
(CUSIP Number)

copy to:

Michael T. Shannon, Esq.
Lunny MacInnes Dawson Shannon
Law Corporation
Suite 2550 – 555 W. Hastings Street
Vancouver, British Columbia
Canada  V6B 4N5
(604) 684-2550
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 26913L 104	13D	Page 2 of 5

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Chris Metcalf
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)

OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
☐
PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
(7)	SOLE VOTING POWER
Number of
Shares	3,315,000
Beneficially	(8)	SHARED VOTING POWER
Owned by
Each	Nil
Reporting	(9)	SOLE DISPOSITIVE POWER
Person With
3,315,000
(10)	SHARED DISPOSITIVE POWER

Nil
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,315,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.65% based on 71,272,844 shares of common stock outstanding
(14)	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP NO.: 26913L 104	13D	Page 3 of 5

Item 1.	SECURITY AND ISSUER

The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the “Common Stock”) of ESP Resources, Inc., a corporation organized under the laws of the State of Nevada (the “Issuer”).  The address of the principal executive offices of the Issuer is 1255 Lions Club Road, Scott, LA  70583.

Item 2.	IDENTITY AND BACKGROUND

(a) – (c)

Mr. Chris Metcalf of 815-A Brazos St., #322, Austin, TX  78701, is currently an independent consultant.  In addition, he is a director of Sinobiomed Inc., a bio-pharmaceutical company, which is listed on the Pink Sheets under the symbol “SOBM”.

(d)

Mr. Chris Metcalf has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Chris Metcalf has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Chris Metcalf is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Chris Metcalf was the beneficial owner of 3,900,000 shares of ESP Resources, Inc., which represented 5.79% of the Issuer’s outstanding shares of Common Stock.  Pursuant to market transactions effected from August 27, 2010 to December 10, 2010, Mr. Metcalf disposed of 585,000 shares of Common Stock of the Issuer.  On November 1, 2010, Mr. Metcalf’s beneficial ownership of the Issuer fell below 5%.

Item 4.	PURPOSE OF TRANSACTION

The purpose of the transaction being reported was Mr. Chris Metcalf’s disposition of 585,000 shares of Common Stock of the Issuer in market transactions effected from August 27, 2010 to December 10, 2010.  Mr. Chris Metcalf is currently holding his remaining 3,315,000 shares for investment purposes.  Mr. Metcalf has no plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

CUSIP NO.: 26913L 104	13D	Page 4 of 5

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           Mr. Chris Metcalf currently directly owns 3,315,000 shares of Common Stock of the Issuer which represents approximately 4.65% of the outstanding Common Stock of the Issuer.  This percentage is based on 71,272,844 shares of Common Stock issued and outstanding as of November 15, 2010.

(b)           Mr. Chris Metcalf has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 3,315,000 shares of Common Stock.

(c)           Except as otherwise described herein, Mr. Chris Metcalf has not affected any transaction in the Common Stock during the past sixty (60) days.

(d)           Except as otherwise described herein, and to the knowledge of the reporting person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e)           On November 1, 2010, Mr. Chris Metcalf ceased to be an owner of more than five percent (5%) of the Common Stock of the Issuer.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting persons and any other persons with respect to the voting or disposition of the shares of Common Stock deemed to be beneficially owned by the reporting person.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

CUSIP NO.: 26913L 104	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2010	/s/ Chris Metcalf
Chris Metcalf